SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Amendment No. 2)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

InSite Vision Incorporated
(Name of Subject Company (Issuer))
Thea Acquisition Corp.
(Name of Filing Persons (Offeror))

a wholly owned subsidiary of
Ranbaxy, Inc.
(Name of Filing Persons (Parent of Offeror))

Sun Pharmaceutical Industries Ltd.
(Name of Filing Persons (Other Party))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
457660108
(CUSIP Number of Class of Securities)

Stephen J. Manzano
Group Vice President, General Counsel, Secretary & Corporate Compliance
Sun Pharma Corporate Services, North America
Sun Pharmaceutical Industries, Inc.
3 Skyline Drive, Hawthorne, NY 10532
Telephone:  (914) 345-9001
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
David Connolly
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY  10022
Telephone:  (212) 848-4000

Calculation of Filing Fee
Transaction Valuation(1)	Amount of Filing Fee(2)
$58,915,291	$6,846
(1)
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Calculated by multiplying $0.35, the per share tender offer price, by 168,329,402 shares of common stock of InSite Vision Incorporated, which includes (a) 131,951,033 shares of common stock issued and outstanding, (b) 23,333,902 shares of common stock issuable upon exercise of warrants issued by InSite, and (c) 13,044,467 shares of common stock subject to outstanding stock options with an exercise price less than $0.35, in each case as of September 23, 2015.  The calculation of the filing fee is based on information provided by InSite as of September 23, 2015.

(2)
The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $6,846	Filing Party:	Thea Acquisition Corp. Ranbaxy, Inc. Sun Pharmaceutical Industries Ltd.
Form or Registration No.: Schedule TO-T	Date Filed:	September 29, 2015
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 filed with the Securities and Exchange Commission on October 28, 2015 amends and supplements the Tender Offer Statement on Schedule TO (as amended or supplemented, the “Schedule TO”) filed with the Securities and Exchange Commission on September 29, 2015 by Thea Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Ranbaxy, Inc., a Delaware corporation (“Ranbaxy”), which is an indirect wholly owned subsidiary of Sun Pharmaceutical Industries Ltd., a company registered and existing in India under the Companies Act, 2013 (“Sun Pharma”) and the ultimate parent of Ranbaxy and the Purchaser, and Ranbaxy and Sun Pharma.  The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (each, a “Share”), of InSite Vision Incorporated, a Delaware corporation (“InSite”), at a price of $0.35 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated September 29, 2015 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.  All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO.

Items 1, 4, 8 and 11.

The Offer to Purchase and Items 1, 4, 8 and 11 of the Schedule TO, to the extent Items 1, 4, 8 and 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text:

“The initial period of the Offer expired at 12:00 midnight, New York City time, (the end of the day) on Tuesday, October 27, 2015. The Depositary has indicated that, as of the expiration of the Offer, 104,216,642 Shares had been tendered and not withdrawn pursuant to the Offer. These Shares represent approximately 79% of the outstanding Shares, or approximately 68% of the outstanding Shares on a fully diluted basis (as determined pursuant to the Merger Agreement). All Shares that were validly tendered into the Offer and not properly withdrawn have been accepted for payment. In addition, the Depositary has received commitments to tender approximately 379,349 Shares in accordance with guaranteed delivery procedures, which, when combined with the Shares tendered and not properly withdrawn from the Offer, represent approximately 79.27% of the outstanding Shares and approximately 68% of the outstanding Shares on a fully diluted basis (as determined pursuant to the Merger Agreement).

Sun Pharma announced that, following receipt by the Depositary of the requisite documents in respect of the Shares that were tendered in accordance with the guaranteed delivery procedures, the Purchaser intends to exercise the Top Up Option and purchase additional Shares from InSite at a purchase price of $0.35 per Share (payable in a combination of cash and a promissory note), which together with the Shares purchased in the Offer, will represent at least 90% of the outstanding Shares.

Sun Pharma also announced that it intends to effect a “short-form” merger pursuant to Section 253 of DGCL as promptly as practicable following the exercise of the Top Up Option without the need for a meeting of InSite stockholders.  As a result of the Merger, at the Effective Time, (i) each issued and outstanding Share (other than Shares owned by Ranbaxy, the Purchaser or InSite (or held in its treasury), any subsidiary of Ranbaxy or InSite, or by any stockholder of InSite who or which is entitled to and properly demands and perfects appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will be cancelled and converted into the right to receive an amount equal to the Offer Price and (ii) each InSite Option that is unexercised and outstanding as of immediately prior to the Effective Time, (A) to the extent not then vested or exercisable, will become fully vested and exercisable contingent upon the completion of the Merger and (B) will be cancelled and converted into the right to receive a cash payment in an amount equal to the excess, if any, of the Offer Price over the exercise price of such InSite Option.

After the Merger, InSite will be an indirect wholly owned subsidiary of Sun Pharma, and InSite will no longer have reporting obligations under the Exchange Act.

The press release announcing, among other things, the expiration and results of the Offer is attached hereto as Exhibit (a)(5)(D).”

Item 12.	Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit thereto:

(a)(5)(D)	Press release issued by Sun Pharmaceutical Industries Ltd. on October 28, 2015.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 2015

THEA ACQUISITION CORP.

By:	/s/ Zvi Albert
Name:	Zvi Albert
Title:	Chief Financial Officer

RANBAXY, INC.

By:	/s/ Zvi Albert
Name:	Zvi Albert
Title:	Chief Financial Officer

SUN PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Sailesh Desai
Name:	Sailesh Desai
Title:	Director

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated September 29, 2015.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement as published in The Wall Street Journal on September 29, 2015.

(a)(5)(A)*
Press release issued by Sun Pharmaceutical Industries Ltd. on September 15, 2015, originally filed as Exhibit (a)(5)(A) to Thea Acquisition Corp.’s Schedule TO-C filed with the Securities and Exchange Commission on September 15, 2015, which is incorporated herein by reference.

(a)(5)(B)*	Press release issued by Sun Pharmaceutical Industries Ltd. on September 29, 2015.

(a)(5)(C)*	Reminder letter, dated October 19, 2015, sent by Sun Pharmaceutical Industries Ltd. to the stockholders of InSite.

(a)(5)(D)	Press release issued by Sun Pharmaceutical Industries Ltd. on October 28, 2015.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)*
Amended and Restated Agreement and Plan of Merger, dated as of September 15, 2015, as amended and restated September 28, 2015, by and among InSite Vision Incorporated, Ranbaxy, Inc. and Thea Acquisition Corp., originally filed as Exhibit 2.1 to InSite Vision Incorporated’s Form 8-K filed with the Securities and Exchange Commission on September 28, 2015, which is incorporated herein by reference.

(d)(2)*
Secured Note, dated as of September 15, 2015, by and between InSite Vision Incorporated and Ranbaxy, Inc., originally filed as Exhibit 10.1 to InSite Vision Incorporated’s Form 8-K filed with the Securities and Exchange Commission on September 15, 2015, which is incorporated herein by reference.

(d)(3)*
Security Agreement, dated as of September 15, 2015, by and between InSite Vision Incorporated and Ranbaxy, Inc., originally filed as Exhibit 10.2 to InSite Vision Incorporated’s Form 8-K filed with the Securities and Exchange Commission on September 15, 2015, which is incorporated herein by reference.

(d)(4)*
IP Security Agreement, dated as of September 15, 2015, by and between InSite Vision Incorporated and Ranbaxy, Inc., originally filed as Exhibit 10.3 to InSite Vision Incorporated’s Form 8-K filed with the Securities and Exchange Commission on September 15, 2015, which is incorporated herein by reference.

(d)(5)*	Mutual Non-Disclosure Agreement, dated January 31, 2014, by and between InSite Vision Incorporated and Sun Pharmaceutical Industries Ltd.

(d)(6)*	Amendment to Mutual Non-Disclosure Agreement, dated August 7, 2015, by and between InSite Vision Incorporated and Sun Pharmaceutical Industries Ltd.

(g)	Not applicable.

(h)	Not applicable.

*  Previously filed.